Filed Pursuant to Rule 424(B)(3)

Registration No. 333-164313

PhiLLIPS EDISON – ARC sHOPPING cENTER reit INC.
SUPPLEMENT NO. 9 DATED February 19, 2013
TO THE PROSPECTUS DATED october 26, 2012

This document supplements, and should be read in conjunction with, our prospectus dated October 26, 2012 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 7 dated January 28, 2013 and Supplement No. 8 dated February 5, 2013. Unless otherwise defined in this Supplement No. 9, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

the status of the offering;

the acquisition of a shopping center located in Marietta, Georgia; and

information regarding our current leverage ratio.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of February 15, 2013, we had raised aggregate gross offering proceeds of approximately $170.7 million from the sale of approximately 17.3 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Property Acquisition

On February 13, 2013, we, through a wholly-owned subsidiary, purchased a shopping center containing approximately 79,699 rentable square feet located on approximately 12.6 acres of land in Marietta, Georgia, a suburb of Atlanta, Georgia (“Macland Pointe”) for approximately $9.15 million, exclusive of closing costs. We funded the purchase price with proceeds from a syndicated revolving credit facility led by KeyBank National Association and proceeds from this offering.  Macland Pointe was purchased from Equity One, Inc., a Maryland corporation, which is not affiliated with us, our advisor or our sub-advisor.

Macland Pointe is 92.8% leased to 14 tenants, including a Publix grocery store that occupies approximately 70.3% of the rentable square feet at Macland Pointe.  Based on the current condition of Macland Pointe, our management does not believe that it will be necessary to make significant renovations to the property. Our management believes that Macland Pointe is adequately insured.

Use of Leverage

As of February 15, 2013, our leverage ratio, or the ratio of total debt, less cash and cash equivalents, to total real estate investments, at cost, was approximately 55.8%.